FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

16 May 2008
File no. 0-17630

              Transaction in Own Shares

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Transaction in Own Shares

16th May 2008

SHARE REPURCHASE PROGRAMME

CRH plc announces that on 15 th May 2008, UBS Limited purchased, on behalf of the Company, 100,000 Ordinary Shares of €0.32 each in CRH plc at prices between €23.54 and €23.80 per Ordinary Share. The purchased shares will be held as Treasury Shares.

Following the above transaction, CRH plc holds 10,692,205 Ordinary Shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 537,428,231.

Contact
Angela Malone
Company Secretary
Tel: 00 3531 6344340

___

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date:  16 May 2008

                                                    By: ___/s/ M. Lee___

M. Lee
                                                        Finance Director